

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Cary Baker
Chief Financial Officer
Impinj, Inc.
400 Fairview Avenue North
Suite 1200
Seattle, Washington 98109

      Re: Impinj, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 13, 2023
          File No. 001-37824

Dear Cary Baker:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 42

1.   We note you present a non-GAAP financial measure you identify as Non-GAAP Net Income (Loss); however, the measure does not appear to include any income tax effects. Please revise your measure in future filings to separately present and include related income tax effects or explain how you determined your current measure complies with Question 102.11 of the SEC's Division of Corporation Finance C&DIs related to Non-GAAP Financial Measures which requires that non-GAAP financial measures include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Please be advised, although we note you recorded GAAP net losses during the periods presented, it would not be appropriate to consider potential tax benefits from GAAP losses in determining the income tax effects related to Non-GAAP Net Income

since that would not result in current and deferred income tax expense commensurate with the non-GAAP measure of profitability. This comment is also applicable to your presentation of Non-GAAP Net Income in Earnings Releases filed under Form 8-K and quarterly filings under Form 10-Q.

Consolidated Financial Statements
Note 9. Stock-Based Awards, page 73

2.   You state you estimated volatility based on a combination of your historical volatility and reported market value data for a group of publicly traded entities that you believe are relatively comparable. Since your company has been public since 2016, please explain why you believe your methodology is appropriate and tell us when you expect you will no longer consider the volatility of other entities. Tell us what your volatility would have been if you only considered the company's expected and historical volatility and tell us how that would have impacted stock compensation expense. Refer to ASC 718-10-55-37 and SAB Topic 14.D.1 Question 6. In addition, explain why you believe it is appropriate to apply the simplified approach to determine the expected term of stock options. Refer to SAB Topic 14.D.2 Question 6.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing